UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 001-36206

500.com LIMITED

500.com Building

Shenxianling Sports Center

Longgang District

Shenzhen, 518115

People’s Republic of China

(86 755) 8633 0000

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TABLE OF CONTENTS

SIGNATURE
EX-99.1

TABLE OF CONTENTS

Exhibit 99.1 – Press release: 500.com Limited Reports Fourth Quarter and Full Year 2013 Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

500.COM LIMITED

By:	/s/ Man San Law
Name:	Man San Law
Title:	Chairman and Chief Executive Officer

Date: February 21, 2014

Exhibit 99.1

500.com Limited Reports Fourth Quarter and Full Year 2013 Financial Results

SHENZHEN, China, February 21, 2014/PRNewswire—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today reported its unaudited financial results for the full year and fourth quarter ended December 31, 2013.

Fourth Quarter 2013 Highlights

•	Net revenues were RMB96.1 million (US$15.9 million), up 38.9% quarter-over-quarter and 135.5% year-over-year.

•	Operating profit was RMB33.9 million (US$5.6 million), up 91.5% quarter-over-quarter.

•	Net income attributable to ordinary shareholders was RMB85.5 million (US$14.1 million), up significantly quarter-over-quarter and year-over-year.

•

Non-GAAP net income attributable to ordinary shareholders excluding share-based compensation, deferred tax benefit and costs incurred on the convertible note was RMB26.1 million (US$4.3 million), up 91.9% quarter-over-quarter.

•	Basic and diluted earnings per ADS[1] attributable to ordinary shareholders were US$0.53 and US$0.48, respectively.

•

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders excluding share-based compensation, deferred tax benefit and costs incurred on the convertible note were US$0.16 and US$0.15, respectively.

Full Year 2013 Highlights

•	Net revenues were RMB259.5 million (US$42.9 million), up 51.3% year-over-year.

•	Operating profit was RMB59.9 million (US$9.9 million), up 183.9% year-over-year.

[1]	American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

•	Net income attributable to ordinary shareholders was RMB106.1 million (US$17.5 million), up significantly year-over-year.

•

Non-GAAP net income attributable to ordinary shareholders excluding share-based compensation, deferred tax benefit and costs incurred on the convertible note was RMB55.6 million (US$9.2 million), up 86.0% year-over-year.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.74 and US$0.67, respectively.

•

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders excluding share-based compensation, deferred tax benefit and costs incurred on the convertible note were US$0.39 and US$0.35, respectively.

“I am happy to announce strong quarterly results in our first quarter as a public company,” commented Mr. Man San Law, founder, chairman and chief executive officer of 500.com. “Our business continued to pick up momentum as we set new records for total active users, active mobile users and total purchase amount during the quarter. Our comprehensive and innovative mobile services form a key part of our overall strategy. Mobile-registered users increased significantly, accounting for approximately 67% of active users during the quarter. Mobile purchases now represent approximately 18% of our total purchase amount. Results like these demonstrate the enormous potential that our mobile services offer and are indicative of the direction we are headed. We recently signed an agreement with China Mobile E-Commerce that will greatly expand the reach of our mobile lottery products by providing convenient, safe and reliable payment services. We are also eager to take advantage of any opportunities that arise to invest in our mobile strategy as we work to prepare for this summer’s FIFA World Cup and build upon the solid foundation we have created as China’s leading online sports lottery service.”

Fourth Quarter 2013 Financial Results

Net revenues

Net revenues were RMB96.1 million (US$15.9 million), representing an increase of 135.5% from RMB40.8 million during the fourth quarter of 2012 and an increase of 38.9% from RMB69.2 million during the third quarter of 2013. The year-over-year increase in revenues was primarily due to the resumption of the Company’s online lottery sales and services for sports lottery products in November 2012. From March to November 2012, the Company voluntarily suspended online lottery sales services in response to the implementation of a new government regulation limiting sales of online lottery services to entities approved by the Ministry of Finance. The sequential increase was the result of increased user activity with the number of active users increasing significantly to approximately 894,000 during the fourth quarter of 2013 from 374,000 during the third quarter of 2013, and a 45.6% increase in the total purchase amount to RMB1.1 billion during the fourth quarter from RMB735.6 million during the third quarter of 2013.

Total service fees generated from sports lottery products were RMB119.7 million (US$19.8 million), representing an increase of 181.6% from RMB42.5 million during the fourth quarter of 2012 and an increase of 45.8% from RMB82.1 million during the third quarter of 2013. The sequential and year-over-year increases were primarily a result of the increase in the purchase amount by users.

The Company ceased to provide sales services for, and did not generate any service fees from, welfare lottery products during the year ended December 31, 2013.

Operating Expenses

Operating expenses were RMB68.1 million (US$11.2 million), representing an increase of 66.9% from RMB40.8 million in the fourth quarter of 2012 and 26.6% from RMB53.8 million in the third quarter of 2013.

Cost of services were RMB8.3 million (US$1.4 million), representing an increase of 80.4% from RMB4.6 million during the fourth quarter of 2012 and 10.7% from RMB7.5 million during the third quarter of 2013. The sequential and year-over-year increases were mainly a result of the increase in our net revenues. Cost of services represented 8.6% of net revenues, compared with 11.3% in the fourth quarter of 2012 and 10.8% in the third quarter of 2013. Cost of services as a percentage of net revenues decreased due to the decrease in business tax as a result of VAT reform.

Sales and marketing expenses were RMB23.4 million (US$3.9 million), a significant increase from RMB9.5 million during the fourth quarter of 2012 and a decrease of 5.3% from RMB24.7 million during the third quarter of 2013. Sales and marketing expenses represented 24.3% of net revenues, compared with 23.3% in the fourth quarter of 2012 and 35.7% in the third quarter of 2013. The year-over-year increases in sales and marketing expenses and their percentage of net revenues were primarily due to the Company’s expanded marketing efforts in 2013. The sequential decrease in sales and marketing expenses and their percentage of net revenues was primarily a result of the slight tapering in the Company’s promotional activities in response to the continued recover in user activity levels.

General and administrative expenses were RMB26.7 million (US$4.4 million), representing an increase of 49.2% from RMB17.9 million during the fourth quarter of 2012 and 78.0% from RMB15.0 million during the third quarter of 2013. The sequential and year-over-year increases were mainly a result of the increase in share-based compensation expenses arising from the share options granted to the Company’s employees during the fourth quarter of 2013. General and administrative expenses represented 27.8% of net revenues, compared with 43.9% in the fourth quarter of 2012 and 21.7% in the third quarter of 2013. The year-over-year decrease in general and administrative expenses as a percentage of net revenues was primarily due to the increase in net revenues as a result of the recovery and growth of users with the resumption of the Company’s online lottery sales and services for sports lottery products in November 2012. The sequential increase in general and administrative expenses as a percentage of net revenues was primarily due to the increase in salary and benefit expenses as a result of the Company’s year-end bonuses and share-based compensation expenses arising from the share options granted to the Company’s employees during the fourth quarter of 2013.

Service development expenses were RMB9.8 million (US$1.6 million), representing an increase of 10.1% from RMB8.9 million during the fourth quarter of 2012 and 46.3% from RMB6.7 million during the third quarter of 2013. The sequential and year-over-year increases were primarily attributable to increases in salary and benefit expenses as a result of the year-end bonuses granted to the Company’s employees during the fourth quarter of 2013. Service development expenses represented 10.2% of net revenues, compared with 21.8% in the fourth quarter of 2012 and 9.7% in the third quarter of 2013.

Operating Profit

Operating profit was RMB33.9 million (US$5.6 million), representing an increase of 91.5% from an operating profit of RMB17.7 million during the third quarter of 2013 and an increase from an operating loss of RMB164,000 in the fourth quarter of 2012.

Net Income

Net income was RMB85.5 million (US$14.1 million), compared with a net loss of RMB6.2 million during the fourth quarter of 2012 and net income of RMB12.5 million during the third quarter of 2013. The Company recorded a one-time income tax benefit of RMB94.7million (US$15.6 million) as a result of the reversal of deferred tax liabilities relating to outside basis differences in the Company’s consolidated affiliated entities, offset by the costs incurred on the convertible note of RMB30.7 million (US$5.1 million).

Non-GAAP net income attributable to ordinary shareholders excluding share-based compensation, deferred tax benefit and costs incurred on the convertible note was RMB26.1 million (US$4.3 million), an increase of 91.9% from the third quarter of 2013. In order to streamline 500.com’s corporate structure, the Company, a Cayman entity, replaced E-Sun Sky Computer (Shenzhen) Co., Ltd, a PRC entity, as the primary beneficiary of Shenzhen E-Sun Network Co., Ltd., Shenzhen Youlanguang Science and Technology Co., Ltd. (“E-Sun Sky Computer”) and Shenzhen Guangtiandi Science and Technology Co., Ltd. (the “VIEs”) on December 28, 2013. As management is asserting indefinite reinvestment of undistributed earnings of the Group’s foreign subsidiaries located in the PRC, the deferred tax liabilities relating to outside basis differences arising from (i) aggregate undistributed earnings and share capital of the VIEs that are available for distribution to E-Sun Sky Computer, and (ii) aggregate undistributed earnings of the foreign subsidiaries that are available for distribution to the Company, were reversed during the fourth quarter of 2013.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.53 and US$0.48, respectively.

Non-GAAP basic and diluted earnings per ADS excluding share-based compensation, deferred tax benefit and costs incurred on the convertible note were US$0.16 and US$0.15, respectively.

Cash and Cash Equivalents

As of December 31, 2013, the Company had cash and cash equivalents of RMB545.3 million (US$90.1 million), restricted cash of RMB70.7 million (US$11.7 million) and time deposits of RMB121.1 million (US$20.0 million), compared with cash and cash equivalents of RMB49.3 and restricted cash of RMB155.9 million as of September 30, 2013.

Full Year 2013 Financial Results

Net revenues for the full year 2013 were RMB259.5 million (US$42.9 million), compared with RMB171.5 million for the full year 2012.

Operating profit for the full year 2013 was RMB59.9 million (US$9.9 million), compared with RMB21.1 million for the full year 2012.

Net income for the full year 2013 was RMB106.1 million (US$17.5 million), compared with RMB4.2 million for the full year 2012.

Non-GAAP net income attributable to ordinary shareholders excluding share-based compensation, deferred tax benefit and costs incurred on the convertible note was RMB55.6 million (US$9.2 million), an increase of 86.0% from the full year 2012.

Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.74 and US$0.67 respectively.

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders excluding share-based compensation, deferred tax benefit and costs incurred on the convertible note were US$0.39 and US$0.35, respectively.

Business Outlook

For the first quarter of 2014, the Company expects the total purchase amount to be between RMB880.0 million (US$145.4 million) and RMB900.0 million (US$148.7 million), representing a sequential decrease of 16.0% - 17.8% and a year-over-year increase of 63.0% - 66.7%. These estimates reflect the Company’s current and preliminary view, which is subject to possible material changes.

Conference Call

500.com’s management will host an earnings conference call on Friday, February 21, 2014 at 8:00 a.m. U.S. Eastern Standard Time (9:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-317-0790

U.S. Toll Free:	+1-877-870-4263

Hong Kong:	800-905945

China:	4001-201203

Passcode:	WBAI

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 12:00 a.m. U.S. Eastern Standard Time, February 28, 2014. The dial-in details for the replay are as follows:

International:	+1-412-317-0088

U.S. Toll Free:	+1-877-344-7529

Passcode:	10041155

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 500.com’s website at http://www.500.com.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.0537 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2013.

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China. According to iResearch, the Company had the largest market share among online lottery service providers for the first six months of 2013, in terms of the total purchase amount of sports lottery products.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited

ir@500.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

500.com Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	As of
	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	31,555	545,300	90,077
Restricted cash	11,209	70,680	11,676
Time deposits	—	121,085	20,002
Accounts receivable	22,937	62,522	10,328
Accounts receivable due from employees	225	—	—
Amounts due from related parties	188,242	—	—
Prepayments and other current assets	68,659	94,273	15,573
Deferred tax assets, current portion	6,994	16,016	2,646

Total current assets	329,821	909,876	150,302

Non-current assets:
Property and equipment, net	38,102	36,213	5,982
Intangible assets, net	2,229	3,377	558
Deposits	5,463	5,939	981
Deferred initial public offering costs	1,496	—	—
Deferred tax assets, non-current	841	157	26
Other non-current assets	1,391	2,738	452

Total non-current assets	49,522	48,424	7,999

TOTAL ASSETS	379,343	958,300	158,301

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	—	12,802	2,115
Dividends payable	194,526	—	—
Amounts due to a related party	8,520	—	—

Accrued payroll and welfare payable	10,408	13,012	2,149
Accrued expenses and other current liabilities	67,008	89,611	14,803
Income tax payable	1,554	4,507	745

Total current liabilities	282,016	119,932	19,812

Non-current liabilities:
Deferred tax liabilities, non-current	88,796	—	—
Long-term payables	11,151	28,948	4,782

Total non-current liabilities	99,947	28,948	4,782

Total liabilities	381,963	148,880	24,594

Shareholders’ Equity (Deficit):
Ordinary shares, par value US$0.0005 per share, 931,878,540 shares authorized and 228,768,220 shares issued and outstanding as of December 31, 2012	84	—	—
Class A Ordinary shares, par value US$0.0005 per share, 700,000,000 shares authorized and 66,539,000 shares issued and outstanding as of December 31, 2013	—	20	3
Class B Ordinary shares, par value US$0.0005 per share, 300,000,000 shares authorized and 262,197,451 shares issued and outstanding as of December 31, 2013	—	94	16
Additional paid-in capital	255,781	967,233	159,776
Accumulated other comprehensive income	15,988	10,492	1,733
Accumulated deficit	(274,473)	(168,419)	(27,821)

Total shareholders’ equity (deficit)	(2,620)	809,420	133,707

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	379,343	958,300	158,301

500.com Limited

Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares, per share (or ADS) data)

	Three Months Ended			Twelve Months Ended
	December 31, 2012	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
Net Revenues	40,791	96,123	15,878	171,527	259,534	42,872

Operating expenses:
Cost of services	(4,554)	(8,254)	(1,363)	(18,476)	(27,818)	(4,595)
Sales and marketing	(9,472)	(23,395)	(3,865)	(45,794)	(84,596)	(13,974)
General and administrative	(17,885)	(26,673)	(4,406)	(57,784)	(73,190)	(12,090)
Service development expenses	(8,898)	(9,762)	(1,613)	(26,571)	(28,686)	(4,739)
Write-off of deferred initial public offering expenses	—	—	—	(6,404)	—	—
Total operating expenses	(40,809)	(68,084)	(11,247)	(155,029)	(214,290)	(35,398)
Other operating income	54	3,189	527	4,193	14,560	2,405
Government grant	39	2,653	438	2,242	2,792	461
Other operating expense	(239)	(31)	(5)	(1,821)	(2,678)	(442)
Operating profit	(164)	33,850	5,591	21,112	59,918	9,898
Interest income	319	1,807	298	1,132	2,058	340
Interest expense	—	(4,977)	(822)	—	(5,407)	(893)
Changes in fair value of derivative component of the convertible note	—	(26,809)	(4,429)	—	(26,809)	(4,429)
Income before income tax	155	3,871	638	22,244	29,760	4,916
Income tax benefit (expense)	(6,370)	81,585	13,477	(18,001)	76,294	12,603
Net income (loss)	(6,215)	85,456	14,115	4,243	106,054	17,519
Earnings (loss) per share for ordinary shares:
Basic	(0.03)	—	—	0.02	—	—
Diluted	(0.03)	—	—	0.02	—	—
Earnings per share for Class A and Class B ordinary shares:
Basic	—	0.32	0.05	—	0.45	0.07
Diluted	—	0.29	0.05	—	0.40	0.07
Earnings per ADS*
Basic	—	3.20	0.53	—	4.45	0.74
Diluted	—	2.93	0.48	—	4.08	0.67
Weighted average number of ordinary shares outstanding:
Basic	228,768,220	—	—	229,374,777	—	—
Diluted	228,768,220	—	—	233,678,481	—	—
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	—	266,753,871	266,753,871	—	238,342,685	238,342,685
Diluted	—	291,720,211	291,720,211	—	259,729,367	259,729,367

	Three Months Ended			Twelve Months Ended
	December 31, 2012	December 31, 2013	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2013
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures (unaudited)
Net income (loss)	(6,215)	85,456	14,115	4,243	106,054	17,519
Adjustment for deferred tax expense (benefit) relating to outside basis differences	5,449	(94,685)	(15,641)	11,919	(88,796)	(14,668)
Adjustment for share-based compensation	2,704	4,541	750	13,704	7,561	1,249
Adjustment for costs incurred on convertible note	—	30,742	5,078	—	30,742	5,078
Adjusted net income (non-GAAP) (unaudited)	1,938	26,054	4,302	29,866	55,561	9,178
Earnings per ADS* (non-GAAP) (unaudited)
Basic	—	0.98	0.16	—	2.33	0.39
Diluted	—	0.89	0.15	—	2.14	0.35

*	American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.